

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 7, 2008

Mr. Charles J. Mallon
Executive Vice President and Chief Financial Officer
New Horizons Worldwide, Inc.
1900 S. State College Blvd., Suite 650
Anaheim, CA 92806

> **RE:** **New Horizons Worldwide, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 28, 2008**
>
> **Form 10-Q for the fiscal quarter ended March 31, 2008**
> **File No. 0-17840**

Dear Mr. Mallon:

　　We have reviewed your supplemental response letters dated June 3, 2008 and July 30, 2008 as well as your filing and have the following comments. As noted in our comment letter dated May 20, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

System-wide Revenues, page 19

1.　　We note your response to our prior comment 1. In future filings, please disclose why the system-wide revenues disclosure is important to you and to investors.

(j) Revenue Recognition, page 35

2.   We note your response to our prior comment 4 and the clarification regarding comment 4 filed on July 30, 2008. However, it is not clear to us how you have calculated the correction of revenue. We are not sure why you are using "revenue generated from ELS A/R balance." Please clarify. In addition you have only addressed the effect on revenue as compared to total revenue. Please provide us with a complete SAB 99 analysis.

3.   We note your response to our prior comment 5 and the clarification regarding comment 5 filed on July 30, 2008. Regarding your training voucher program please confirm that revenue recognition for training vouchers does not start until the first class is taken. If revenue recognition starts before the first class is taken, please tell us why your accounting is appropriate.

(n) Goodwill, page 38

4.   We note your response to our prior comment 6 and the clarification regarding comment 6 filed on July 30, 2008. We also note on page 25 of your Form 10-K that you have goodwill balances attributable to the franchising and Company-owned locations reporting units. If you only have goodwill in the franchising segment then please clarify that statement in your financial statements and confirm that fact to us. In addition, if true please confirm that goodwill was not impaired at the reporting unit level as of December 31, 2007.

        Please respond to these comments in EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                                Sincerely,

                                                                Larry Spirgel,
                                                                Assistant Director